OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GarageSkins, Inc.

2191 MEADOW PLACE SE
ALBANY, OR 97322

http://www.garageskins.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

GarageSkins, Inc. will issue of $100,000.00 in Convertible Notes. These notes will carry a 7% interest rate and have a valuation cap at $4,000,000.00 with a 2-year maturity date from date of issue. They will carry a 1x liquidation preference.

Company	GarageSkins, Inc.
Corporate Address	2191 Meadow Place SE, Albany, OR 97322
Description of Business	Manufacture and sell the patented GarageSkins real wood garage door overlay systems
Type of Security Offered	Convertible Debt
Minimum Investment Amount (per investor)	250.00

Convertible Note | Minimum $250 Investment

Note converts when the company raises $500,000.00, including any previously raised convertible notes and debts.

Maturity Date: October 31, 2019

$4M valuation cap

7% yearly interest rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in GarageSkins, Inc. The number of shares you will receive in the future will be determined at that time when the Company sets the valuation by taking your money invested plus 7% annual interest (calculated from the date of your Convertible Note's issue to the date of that Note's conversion) and dividing that amount by the price per share set upon Company valuation. The highest conversion price per share is set based on a $4M company valuation cap as detailed in your Convertible Note. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

The Company will reserve the first ten GarageSkins systems for the first ten investors that have purchased at least $1,000.00 in Convertible Notes. This reservation will also include a $200.00 discount on a 2-car GarageSkins system or $100.00 on a 1-car GarageSkins system. Should an investor not wish to take advantage of this perk he or she may transfer that reserved spot and discount to anyone he or she chooses. They would simply notify GarageSkins, Inc. of the receptor of that assignment

Maximum one hundred thousand dollars of convertible promissory notes ($100,000.00)

Minimum ten thousand dollars of convertible promissory notes ($10,000.00)

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

GarageSkins, Inc. was formed with the specific intent of developing, launching, manufacturing and selling the patented GarageSkins real wood garage door overlay systems. Formed in December 2014 as an Oregon C-corporation, GarageSkins, Inc. is accepting capital investment to move the enterprise into the manufacturing phase. This is being done through a combination of debt and equity sales.

GarageSkins, Inc. currently has 15,000,000 shares of stock authorized with 8,000,000 issued to founder Richard L Medlen of Albany, Oregon. 1,333,333 shares are set aside in a stock option pool with the intent that the $70,000 of outstanding convertible notes will, once converted to stock, be converted into this stock option pool. It is also anticipated that to raise our launch capital of $750,000.00 we will sell an additional 2,308,000 shares, including conversion of notes sold in this current campaign.

GarageSkins, Inc. is the outgrowth of GarageSkins, LLC which was formed in February 2013 in the state of Oregon to provide the legal structure around the development of the GarageSkins overlay systems. GarageSkins, LLC launched www.garageskins.com in July 2013 and immediately began sales, but discovered quickly that much more development was needed to stabilize the product and therefore refunded all sales and ceased commercial operation. GarageSkins, LLC was wound down in December, 2014 and replaced with GarageSkins, Inc., with founder Rick Medlen the sole shareholder.

GarageSkins, Inc.'s entire focus since that time has been continual research into stabilizing the GarageSkins overlay product and to raise the capital it will take to move back into manufacturing. Www.garageskins.com continues to function and we have assembled a waiting list of over 2,000 eager buyers that can't wait to put a new GarageSkins system on their home. Our repeated outreaches to that list continue to generate great feedback and have a response rate over 5 times the rate of the industry according to MailChimp.com, our email repository.

In November 2016 we partnered with an outside company (name disclosed under NDA) that provides veneer stabilization and can adequately supply our needs for that veneer for the foreseeable future. This partnership has allowed GarageSkins, Inc. to finally develop the processes that it will take to manufacture the GarageSkins overlay products in a manner that will adequately satisfy the mass markets while maintaining environmental stability. Once we have launched and reached our initial goals of 300 unit sales/month we will identify and partner with other manufacturers to be able to supply the national marketplace which we believe, based on our projections, will produce 3 sales per state per day, or, almost 55,000 unit sales per year. To satisfy this production level will require regional manufacturing and fulfillment.

We know our customer. She is a homeowner, suburban dwelling, has an annual household income of median or higher level, and cares about the comfort and overall sense of completeness in her home. She has invested her capital to raise both the exterior and interior of her home to a high level, and will be attracted to the immediate enhancement of her curb appeal that the GarageSkins system will give. She takes pride in her ability to handle issues on her own, and will be highly attracted to the self-installation aspect. Once exposed to our unique solution to enhance her garage door, she will convert to a customer. She will also be a great asset as she will proudly display her new look to friends and neighbors and be an ambassador for the GarageSkins brand.

Our outreach to our customer base will be driven by a target SEO/social media outreach which typically carries a high rate of return versus traditional methods. However once in cash flow positive status we will begin to explore opportunities to reach new markets which could include media such as informercials, print ads, etc. As our product will be paid for before shipping, there will be no retailer carry and hence all of our capital will be usable immediately. This will allow us to manage our supply chain with a "just in time" inventory mentality. Sufficient funds will be set aside from each sale to anticipate returns.

Our supply chain is intact with raw materials coming from both the Asian supply market and European veneer suppliers, both of which have good political relationships with the US. Recent labor agreements with major shipping companies and ports denotes a stability in the general US supply chain with no concerns regarding GarageSkins, Inc.'s ability to adequately secure our necessary raw materials. Support materials such as adhesives, etc. will be sourced from US-based providers. We anticipate reaching our initial target of 300 units/mo quickly and once launched will immediately begin the outreach to contract manufacturers so that once necessary, those relationships are already in place and no lag in product fulfillment will occur.

While as far as we know there exists no direct product like the GarageSkins overlay system, we are very conscious of other providers that include garage door manufacturers and vinyl stick-on overlays. Our product has the potential to be the only product on the market that easily and completely transforms an already-installed garage door to replicate the look of a $10,000 real wood garage door with no upgrade of the existing garage door's opening components necessary. We will continue to develop our overlays and launch non-wood products with those products protected from infringement from our already-issued US utility patents.

The team

Officers and directors

Rick Medlen	Founder/CEO

Rick Medlen
Growing up in Colorado with small town roots, Rick has successfully been part of several small companies that he's helped grow into national presences. With his recent experience with CU Direct Corporation he led the way in introducing their product to the entire state of Oregon. This introduction and following growth led to topline sales of over $380M in 2012. | Rick has found his passion by working with Habitat for Humanity. Whether on a job site in Oregon or SE Asia, testifying in front of the state legislature, or in his current role as incoming President of the Board of Directors for Habitat for Humanity Oregon, Rick works tirelessly to give the underserved portion of our society a helping hand up in securing not only their future, but the future of generations to come. | Rick is uniquely poised to lead GarageSkins, Inc. through the launch phase and into a national presence. He's surrounded himself with a great team, experienced advisors, and partners that ensure that GarageSkins, Inc. will thrive in the marketplace. | Feb 2013 - Dec 2014: President/Managing Member GarageSkins LLC | Dec 2014 - Present CEO GarageSkins, Inc. | As GarageSkins, Inc. is pre-revenue, all our capital has been directed towards research and development, hence Rick supplemented his family's income during this time with the following positions: Nov 2014 - Nov 2015 - FedEx driver part time | Nov 2015 - May 2017 - Lowe's Home Improvement Distribution Center |

Related party transactions

GarageSkins, Inc. currently operates and relies on a line of credit issued by Julie

Medlen, the wife of founder Rick Medlen. This line of credit has been established not only as an accounting mechanism, but as a short-term, zero interest capital infusion to further the development of the GarageSkins overlay product. Currently the balance of this line of credit is $15,955.53 and is repayable upon demand however repayment is anticipated to be delayed until sufficient capital is raised to reasonably launch GarageSkins, Inc. into production without this repayment jeopardizing that launch.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents could be unenforceable or ineffective.** While our 2 utility patents are fully issued and registered with the US Patent and Trademark Office, and all fees to keep these patents in force have been paid, it is likely that once GarageSkins, Inc. has established the GarageSkins product in the marketplace that competitors will enter the market with like products, regardless of the existence of our patents. It will then be incumbent on GarageSkins, Inc. to seek injunction against those competitors which could result in lengthy and expensive litigation resulting in our patents being declared either fully enforcable at which point large penalties could be levied on the competitive companies, or our patents being declared null and void.
- **This is a 2 1/2 year old company with no revenue to date** GarageSkins, Inc. has no history, no existing clients and no revenues. If you are investing in this company, it's because you think the GarageSkins real wood garage door overlay systems are a good idea, that GarageSkins, Inc. has secured the intellectual property rights to the GarageSkins systems, that we will be able to successfully market, manufacture and sell the GarageSkins systems and that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any systems other than 6 sold within a week under a previous entity, GarageSkins, LLC and we plan to market a garage door overlay system that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Exclusive use of funds and potential need for future funding** We estimate that we will require at least $750,000.00 to commence commercial production of the GarageSkins systems and all funds raised will be used toward this exclusively. We believe that we will be able to finance the commercial production of the GarageSkins systems with the initial funds raised. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our business projections are estimates only.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than complete garage door replacement and GarageSkins, Inc. has priced our systems at a level that allows the company to make a profit and still attract business.
- **The GarageSkins systems could prove to be environmentally unstable in the long run** While every effort to test and stress the GarageSkins systems has been made

and will continue to be made, there is a risk that the veneers and adhesives will not hold up to the repeated temperature, humidity and UV fluctuations that are inherent in any product intended to be solely utilized outdoors.
- **There could be a limited marketplace for the GarageSkins systems** While every effort has been made to ensure that there is a ready and sufficiently large marketplace for the GarageSkins systems, it is possible that sales of our systems fall short of our projections. Should this happen GarageSkins, Inc. will become a less attractive acquisition target.
- **A larger entity could enter the market** Once GarageSkins, Inc. has proven that there is a market for garage door overlays, a larger entity could enter the marketplace and through sheer size create a presence that could decrease our market share.
- **We could run out of cash** We have gone to great lengths to ensure that our projections are conservative and that we are raising adequate capital to bring the company to cash-flow positive status. However should expenses prove higher than projected and timelines get stretched, it is conceivable that we could run out of cash.
- **Management risk** While great efforts have taken place to assemble a launch team that has deep industry experience in each of their respective fields, this team has never worked closely together before as an entire unit and it could be the case that one or more of this team could choose to exit the business before our successful launch.
- **Raw material risk** GarageSkins, Inc. will source materials globally, with our veneer supply housed in Europe and magnets and other raw materials coming from the Asian marketplace. Supporting materials will be purchased locally in the US but labor strikes, environmental issues, shipping delays, and upstream manufacturers' stability all present risks to the successful launch and continued growth of the GarageSkins product.
- **Workforce Risk** GarageSkins, Inc. will hire and train adequate workforce for our Management, customer service and production staff. Today's workforce is migratory in nature and the length of employment in general is less than in past years, either due to a less committed worker, or a robust economy providing higher-paying positions elsewhere. This transitional workforce represents a risk to GarageSkins, Inc.'s ability to maintain a skilled and committed labor force. To mitigate this risk and in keeping with our Mission Statement GarageSkins, Inc. will strive to provide a place of employment that continues to be highly attractive to workers and Management.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Richard Medlen, 100.0% ownership, Common Stock

Classes of securities

- COMMON STOCK: 8,000,000

Voting Rights *(of this security)*

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

- Convertible Note 506(c) (#1): 40,000

Prior to this Offering we have engaged in an offering under Regulation D of the securities act of 1933, as amended, of up to $40,000 of convertible promissory notes, pursuant to which we have raised $40,000.

The terms of the convertible promissory notes are as follows:

The maturity date is February 15, 2018, with option to extend upon mutual agreement by both parties;

The interest rate on the convertible notes accrues at a rate of 7% per annum non-compounded;

Once converted, these Preferred Shares will retain a liquidation preference over shares of Common Stock and will liquidate at 1x the amount of the principal of the note and the accrued interest of that note combined.

The convertible note is convertible upon (i) an equity financing in which we raise a gross proceeds of $500,000 or more, at which time the convertible note is converted into securities issued in the equity financing issued in the equity financing at a conversion price of the lesser of 65% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $2,500,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, or (ii) if, prior to a qualified equity financing, borrower closes an "Acquisition Event", which is defined as (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of transactions, of substantially all of the assets of Borrower; (ii) the sale, issuance or transfer of a majority of the capital stock of Borrower to an unrelated third party (other than the issuance in connection with a bona fide financing transaction); or (iii) a merger, share exchange or consolidation where the majority of the equity ownership or voting control following such transaction is owned by unrelated third parties, then Lender shall receive the full Payoff Amount (2X the then-current Principal Amount, plus any accrued but unpaid interest) within ten (10) business days of the closing of the Acquisition Event.

- Convertible Note 506(c) (#2): 30,000

Prior to this Offering we have engaged in an offering under Regulation D of the securities act of 1933, as amended, of up to $30,000 of convertible promissory notes, pursuant to which we have raised $30,000.

The terms of the convertible promissory notes are as follows:

The maturity date is 24 months after the closing (March 1, 2017) of the offering of the convertible notes ;

The interest rate on the convertible notes accrues at a rate of 0% per annum non-compounded;

The convertible note is convertible upon (i) an equity financing in which we raise a gross proceeds of $500,000 or more, at which time the convertible note is converted into securities issued in the equity financing issued in the equity financing at a conversion price of the lesser of 100% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $2,500,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, or (ii) if, prior to a qualified equity financing, borrower closes an "Acquisition Event", which is defined as (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of transactions, of substantially all of the assets of Borrower; (ii) the sale, issuance or transfer of a majority of the capital stock of Borrower to an unrelated third party (other than the issuance in connection with a bona fide financing transaction); or (iii) a merger, share exchange or consolidation where the majority of the equity ownership or voting control following such transaction is owned by unrelated third parties, then Lender shall receive the full Principal Amount due, plus all accrued and unpaid interest within ten (10) business days of the closing of the Acquisition Event.

- Convertible Notes (Title III): 0

GarageSkins, Inc. is currently offering under Regulation D of the securities act of 1933, as amended, of up to $100,000 of convertible promissory notes, pursuant to which we have raised $0.

The terms of the convertible promissory notes are as follows:

The maturity date is on October 31, 2019;

The interest rate on the convertible notes accrues at a rate of 7% per annum non-compounded;

The convertible notes are convertible upon (1) a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into preferred stock at conversion price equal to the lesser of (i) 100% of the per share price paid by the Investors or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes, or (2) upon Sale of the Company prior to the conversion or repayment in full of this Note, at which time (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus 1x the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of preferred stock of the Company immediately prior to the closing of such Sale of the Company.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

What it means to be a Minority Holder

As a minority holder of Common Stock in GarageSkins, Inc., you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of a Convertible Note, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

GarageSkins, LLC was formed Feb 2013 to complete the R/D phase and launch the GarageSkins product. $85,000 of the founder's personal assets were dedicated to this venture which funded patent applications and ramp-up of a production facility in Eugene, Oregon. In July, 2013 Garageskins.com was launched with 6 immediate system sales totaling $5,700.00. However immediate failure of the GarageSkins systems environmentally caused founder Rick Medlen to immediately cease sales and refund all monies. At this point GarageSkins, LLC was depleted of capital resources. Small infusions of capital from the founder Rick Medlen allowed continued development work on the GarageSkins systems until GarageSkins, LLC was wound down in November, 2014.

GarageSkins, Inc. was formed in December 2014 after engagement and investment commitment from the Managing Member of Cypress Group, LLC of Cypress, Texas. in February 2015 Cypress Group purchased a Convertible Note in the amount of $40,000.00 which provided continued funding for GarageSkins, Inc. and the development of the GarageSkins product. This capital infusion continued to fund company operations until September of 2015 when those funds were exhausted.

At that time a promissory note was executed between Julie Medlen, the founder's wife, and GarageSkins, Inc. in the amount of $15,000.00 and has acted since that time as a line of credit which has allowed GarageSkins, Inc to continue product development and further engagements with potential investors. This line of credit has allowed GarageSkins, Inc. to secure two issued US utility patents protecting our GarageSkins real wood garage door systems.

Development of the GarageSkins real wood garage door overlay system has to date required approximately $135,000.00 and has resulted in a stable product that we believe to be commercially viable in its current state of development. Laboratory tests are underway to confirm the environmental stability of the GarageSkins system. It is anticipated that an additional $20,000.00 of testing and prototype work still needs to be performed before GarageSkins, Inc. will comfortably begin production activities of its GarageSkins, systems.

Once our launch capital of $750,000.00 has been raised, facility leases will be executed, production equipment purchased, staff and management onboarded, and sufficient quantities of raw materials purchased to test our production methods. It is anticipated that this initial outlay will require approximately $300,000.00. Company operations are anticipated to require $200,000.00 funding during the 7 months we anticipate it taking until we produce sufficient quantities of shelf stock to comfortably launch our GarageSkins product onto the market. Sales of the GarageSkins products will provide immediate revenue and it is anticipated that in month 21 of operations we will see GarageSkins, Inc. reach cash-flow positive status.

The remaining $250,000.00 of capital raised will be reserved in a liquid interest bearing instrument that will act as a financial buffer should any of the activities listed above require longer periods of time or higher cash requirements than anticipated.

Financial Milestones

While GarageSkins, Inc. is pre-revenue, we have generated a list of over 2000 eager purchasers of our system at a retail cost of $1199/2-car garage system. This waiting list, at full conversion, represents $2,400,000 in initial revenue. It is not, however, the nature of lists to convert at 100%, but even at a 50% conversion our initial revenue projections are over $1M. This will help fund our growth into the national marketplace.

We are thankful to Cypress Group, LLC of Texas, and a local Portland, Oregon group for providing much needed development capital totaling $70,000 invested via convertible notes.

It is always difficult when evaluating a brand new company that has little to no operational history. Please read the experiences of our team carefully to see if you consider us capable of successfully launching and growing GarageSkins, Inc. into a national enterprise. If you think us a great team, take this opportunity to be a true ground-floor investor in a company that will eventually become a household name.

Liquidity and Capital Resources

Currently GarageSkins, Inc. relies on the funding from our line of credit to move forward. We however have kept our expenses to a bare minimum in relation to the millions of $$ it traditionally takes to develop a product for a broad marketplace. We have squeezed every penny to its fullest extent, a disciplined attitude that we will continue after successfully funding our start-up operations. Please know that every dollar you invest will be used to laser-target our launch, and nothing else.

The capital raised in this equity crowdfunding campaign is necessary for the continued operations of GarageSkins, Inc. The willingness of non-accredited investors to purchase convertible debt from GarageSkins, Inc. is anticipated to signal larger individual and institutional investors that a market demand exists for the GarageSkins overlay systems and accelerate capital infusions from those sources. It is from future fundings anticipated from these potential investors that the launch capital we'll need to bring the GarageSkins systems to market will come.

Our target raise of $100,000.00 will be spent exclusively on the expenses detailed elsewhere in this filing. No salaries nor personal expenses, nor repayment of debt, will be part of the expenditures of the capital raised in this campaign. Our minimum target of $10,000.00 will continue our operations throughout calendar year 2017, and the maximum target will accelerate operations and continue liquidity through June, 2018.

Since it will require approximately $750,000.00 in capital to launch the GarageSkins overlay systems onto the market, once this campaign is closed GarageSkins, Inc. will aggressively reach out to accredited investors and institutional funding sources to provide the balance of our start-up funding.

Should the necessity arise, our unencumbered utility patents can be used as collateral for bank loans to further the business. The founder and his wife, Julie Medlen, are committed to this enterprise and will continue to provide funding through lines of credit should the need arise to continue development work and engage investors that are being actively solicited to provide our start-up funding.

For future cash flow requirements once we are launched, there exists in the State of Oregon $250,000.00 pools of public capital through Business Oregon that are available for companies showing traction and needing capital to expand. Initial meetings with representatives of this entity show that GarageSkins, Inc. could be eligible for use of these funds once we are launched and in revenue. These funds, while written as loans, have very attractive terms and GarageSkins, Inc. will seek access to this public capital should we need short-term bridge funding to reach our national phase.

Indebtedness

The company has 2 outstanding Convertible Notes and two promissory notes as described here: That convertible note dated February 2015 for the face amount of $40,000 has a 2-year maturity date that has been legally extended to February of 2018. The convertible note has the following provisions: 7% interest rate, 35% discount, $2,500,000 valuation cap and 2x liquidation preference. It is the stated intent of the holder of this convertible note to convert to equity as opposed to receiving full repayment for the note. That convertible note dated April 2017 with a face value of $30,000 has the following terms: $2,500,000 valuation cap, 0% interest, 1x liquidation preference. It is the stated intent of the holder of this convertible note to convert to equity as opposed to receiving cash repayment to retire this debt. That promissory note dated December, 2014 has the following terms: 0% interest, cap of $15,000. This note acts as a line of credit and allows the company to continue forward through the use of an influx of funds from the note holder. It is the intention of GarageSkins, Inc. to retire this debt once the full launch funding of $750,00 and until that point will be carried as outstanding debt on our balance sheet. That promissory note dated June, 2017 has the following terms: 0% interest, cap of $15,000. This note extends the line of credit and allows the company to continue forward through the use of an influx of funds from the note holder. The balance of this line of credit as of July 27, 2017 is $15,955.21 and is carried as outstanding debt on our balance sheet. While debt financing is a natural part of early stage companies to secure the capital to move forward, it is the intent of GarageSkins, inc. to retire all outstanding debt through repayment or equity conversion. This excludes the notes issued through this campaign that will convert to equity once we reach a total funding amount of $500,000.00. GarageSkins, Inc. may in the future look to the debt markets to provide capital funding for equipment purchases and facilities upgrades/expansions once the market demand warrants that growth.

Recent offerings of securities

- 2015-02-15, SEC Section 506 (c), 40000 convertible notes. Use of proceeds: Convertible Note Note converts to equity when the company raises $500,000 in qualified equity financing $2,500,000 valuation cap 35% Discount $2,500,000 Valuation Cap 2X Liquidation Preference 1 Investor ___________ Use of funds: The proceeds from the sale of this convertible note were used to continue the research, development and testing of our GarageSkins garage door overlay systems, finalize the utility patent issuance, file continuing claims for that patent, file for trademark registration, secure adequate raw materials for further prototype work, travel to engage with potential investors, and to provide a small salary for the founder for a short period.
- 2017-04-15, SEC Section 506 (c), 30000 Convertible notes. Use of proceeds: Convertible Note Note converts to equity when the company raises $500,000 in qualified equity financing $2,500,000 valuation cap No Discount 1 Investor ____________________________________ Russ and Mary Johnson of Portland, Oregon have provided material support for GarageSkins, Inc. and founder Rick Medlen, including but not limited to: financial support, investment advice, management advice, and investor introductions. $30,000.00 in convertible notes have been issued to them by GarageSkins, Inc. in return for their years of steering and support.

Valuation

$3,500,000.00

While no formal valuation of the company has been performed, it is the opinion of the

Board of Directors that with our ownership of two US utility patents and the depth of our research and new processes developed that our valuation cap of $4,000,000 represents a realistic post-money value of the company and its assets.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$500	$5000
Escrow Fees	$50	$50
Professional Fees	$500	$7500
Net Proceeds	$9000	$87500
Use of Net Proceeds:		
Further Testing and Prototypes	$1700	$26000
Marketing	$5500	$38000
Working Capital	$1800	$23500
Total Use of Net Proceeds	$9500	$87500

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 in this offering through Regulation Crowdfunding. Once we raise our target amount of $100,000, we believe the amount will be sufficient to onboard key management and complete outreach to the professional investment community to raise the additional $650,000 it will take to begin operations, onboard production and customer service staff, produce our product and begin sales. Our higher than average profit margins will allow continued sales to fund operations. Additionally should management wish to grow quicker than plan we may initiate another equity round of fundraising to fuel this growth.

Professional fees will include attorney review of this campaign and certification of the financials by a registered Certified Public Accountant.

Further testing and prototype work will be performed with the proceeds of this campaign. Currently the GarageSkins product is in laboratory testing which is exposing the GarageSkins product to a simulation of 1 year of south Florida sun and humidity fluctuations. While we are confident that our GarageSkins product easily stand up to this testing, it will give more information regarding the quality of dyes and applications thereof. Should we determine it necessary, we will alter the dye application process and re-test until we have the product completely stabilized and ready for our launch.

During this testing we will use proceeds of this campaign to greatly enhance and improve our outreach to potential investors with the goal to reach as many interested parties as possible given these limited marketing funds. We will target the Real Estate professionals through the nation as our feedback has been very positive and supportive from this group.

Operating capital will be used to sustain the business operations of GarageSkins, Inc. until sufficient launch funds have been secured.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section labeled "annual reports." The annual reports will be available within 90 days of the end of the issuer's most recent fiscal year. GarageSkins, Inc. will distribute annual reports electronically to our shareholders of record. It is the share-holders' sole responsibility to notify GarageSkins, Inc. and any record-keeping agency tasked with handling our investor and capitalization record of any contact changes.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GarageSkins, Inc.

[See attached]

I, Richard Lewis Medlen, the Chief Executive Officer of GarageSkins, Inc. hereby certify that the financial statements of GarageSkins, Inc. and notes thereto for the periods ending December 31, 2015 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0.00 taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Twenty Seventh day of July, Two Thousand and Seventeen.

____________________ (Signature)

Chief Executive Officer (Title)

July 27, 2017 (Date)

GARAGESKINS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

GarageSkins, Inc.
Index to Financial Statements
(unaudited)

GARAGESKINS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

GarageSkins, Inc.
Balance Sheet
As of December 31, 2015

		Total
ASSETS		
Current Assets		
Bank Accounts		
Business Checking		-749.29
KeyBank		22.00
Petty Cash		-204.22
Total Bank Accounts	**-$**	**931.51**
Total Current Assets	**-$**	**931.51**
TOTAL ASSETS	**-$**	**931.51**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Payroll Liabilities		
Federal Taxes (941/944)		988.32
Federal Unemployment (940)		42.00
OR Employment Taxes		0.00
OR Income Tax		0.00
Total Payroll Liabilities	**$**	**1,030.32**
Total Other Current Liabilities	**$**	**1,030.32**
Total Current Liabilities	**$**	**1,030.32**
Long-Term Liabilities		
Convertible Note Proceeds		40,000.00
Loan Advance to fund business operations		1,897.50
Total Long-Term Liabilities	**$**	**41,897.50**
Total Liabilities	**$**	**42,927.82**
Equity		
Opening Balance Equity		0.00
Retained Earnings		
Net Income		-43,859.33
Total Equity	**-$**	**43,859.33**
TOTAL LIABILITIES AND EQUITY	**-$**	**931.51**

GarageSkins, Inc.
Balance Sheet
As of December 31, 2016

		Total
ASSETS		
Current Assets		
Bank Accounts		
Business Checking		571.91
KeyBank		0.00
Petty Cash		0.00
Total Bank Accounts	**$**	**571.91**
Total Current Assets	**$**	**571.91**
TOTAL ASSETS	**$**	**571.91**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Payroll Liabilities		
Federal Taxes (941/944)		988.32
Federal Unemployment (940)		42.00
OR Employment Taxes		0.00
OR Income Tax		0.00
Total Payroll Liabilities	**$**	**1,030.32**
Total Other Current Liabilities	**$**	**1,030.32**
Total Current Liabilities	**$**	**1,030.32**
Long-Term Liabilities		
Convertible Note Proceeds		40,000.00
Loan Advance to fund business operations		8,747.71
Total Long-Term Liabilities	**$**	**48,747.71**
Total Liabilities	**$**	**49,778.03**
Equity		
Opening Balance Equity		0.00
Retained Earnings		-43,859.33
Net Income		-5,346.79
Total Equity	**-$**	**49,206.12**
TOTAL LIABILITIES AND EQUITY	**$**	**571.91**

GARAGESKINS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

GarageSkins, Inc.
Profit and Loss
January - December 2015

		Total
Income		
Refunds - fee overpayment		75.00
Refunds - purchase returns		676.77
Total Income	**$**	**751.77**
Gross Profit	**$**	**751.77**
Expenses		
Advertising		96.40
Bank Charges		79.00
Commissions & fees		36.19
Dues & Subscriptions		445.08
Education Expense		31.00
Investor Solicitation Expense		2,583.42
Job Materials		296.34
Legal & Professional Fees		8,067.77
Marketing		2,221.13
Meals and Entertainment		641.04
Office Expenses		1,161.66
Other General and Admin Expenses		29.73
parking		2.40
Payroll Expenses		
Taxes		1,593.47
Wages		11,015.55
Total Payroll Expenses	**$**	**12,609.02**
Research and Development		7,167.93
Samples		1,526.15
Shipping and delivery expense		175.07
Trade Show Expense		6,180.95
Travel		1,099.27
Travel - Meals		112.55
Total Travel	**$**	**1,211.82**
Uncategorized Expense		49.00
Total Expenses	**$**	**44,611.10**
Net Operating Income	**-$**	**43,859.33**
Net Income	**-$**	**43,859.33**

GarageSkins, Inc.
Profit and Loss
January - December 2016

		Total
Income		
Total Income		
Gross Profit	**$**	**0.00**
Expenses		
Advertising		265.45
Bank Charges		231.00
Investor Solicitation Expense		99.38
Legal & Professional Fees		1,474.58
Marketing		4.95
Office Expenses		251.91
Payroll Expenses		
Taxes		410.40
Total Payroll Expenses	**$**	**410.40**
Rent or Lease		65.00
Research and Development		2,502.02
Travel		
Travel - Meals		2.10
Total Travel	**$**	**2.10**
Uncategorized Expense		40.00
Total Expenses	**$**	**5,346.79**
Net Operating Income	**-$**	**5,346.79**
Net Income	**-$**	**5,346.79**

GARAGESKINS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Deficit
Inception	8000000	$ 80.00		$ 80.00
2015				
Net income (loss)			**$ (43,859.33)**	**$ (43,859.33)**
December 31, 2015	8000000	$ 80.00	$ (43,859.33)	$ (43,779.33)
2016				
Net income (loss)			**$ (5,346.79)**	**$ (5,346.79)**
December 31, 2016	8000000	$ 80.00	$ (49,206.12)	$ (49,126.12)

GARAGESKINS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

GarageSkins, Inc.
Statement of Cash Flows
January - December 2015

		Total
OPERATING ACTIVITIES		
Net Income		-43,859.33
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payroll Liabilities:Federal Taxes (941/944)		988.32
Payroll Liabilities:Federal Unemployment (940)		42.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**1,030.32**
Net cash provided by operating activities	**-$**	**42,829.01**
FINANCING ACTIVITIES		
Convertible Note Proceeds		40,000.00
Loan Advance to fund business operations		1,897.50
Net cash provided by financing activities	**$**	**41,897.50**
Net cash increase for period	**-$**	**931.51**
Cash at end of period	**-$**	**931.51**

GarageSkins, Inc.
Statement of Cash Flows
January - December 2016

		Total
OPERATING ACTIVITIES		
Net Income		-5,346.79
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**5,346.79**
FINANCING ACTIVITIES		
Loan Advance to fund business operations		6,850.21
Net cash provided by financing activities	**$**	**6,850.21**
Net cash increase for period	**$**	**1,503.42**
Cash at beginning of period		-931.51
Cash at end of period	**$**	**571.91**

NOTE 1 – NATURE OF OPERATIONS

GarageSkins, Inc. was formed on December 26, 2014 ("Inception") in the State of Oregon. The financial statements of GarageSkins, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Albany, Oregon.

GarageSkins, Inc was formed to develop, manufacture and sell the patented GarageSkins real wood garage door overlay systems. Our GarageSkins systems will allow a homeowner, builder, remodeler or Realtor to completely cover their existing overhead metal garage door with our magnetically attached panels which, when nested together, simulate a high-end, real wood garage door. Our panelized system is designed such that almost anyone can install it onto a standard-sized metal garage door, and is lightweight enough that it will not require any modification of an existing modern metal garage door's springs or opening mechanism.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of the GarageSkins real wood garage door overlay systems. These sales will initially be direct to consumer with costs paid before product is shipped. GarageSkins, Inc. will recognize that revenue immediately upon funding from third-party transfer services such as Paypal, and will recognize any refunds or warranty costs separately on our financials.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

To date, all investment has been done via the sale of Convertible Debt Notes, which will convert at either the time of a qualified financing of greater than or equal to $500,000, or at the maturity date of the notes. To date $70,000 has been raised via 2 convertible notes.

That promissory note dated December, 2014 between Julie Medlen and GarageSkins, Inc. has the following terms: 0% interest, cap of $15,000. This note acts as a line of credit and allows the company to continue forward through the use of an influx of funds from the note holder. The balance of this line of credit as of December 31, 2016 was $8,747.71.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

GarageSkins, Inc. has authorized the issuance of 15,000,000 shares of common stock. As of December 31, 2016 8,000,000 of these shares have been issued to founder Richard Medlen of Albany Oregon at a par value of $0.00001 per share.

NOTE 6 – RELATED PARTY TRANSACTIONS

GarageSkins, Inc. currently operates and relies on a line of credit issued by Julie Medlen, the wife of founder Rick Medlen. This line of credit has been established not only as an accounting mechanism, but as a short-term, zero interest capital infusion to further the development of the GarageSkins overlay product. As of December 31, 2016 the balance of this note was $6,850.21 and is repayable upon demand however repayment is anticipated to be delayed until sufficient capital is raised to reasonably launch GarageSkins, Inc. into production without this repayment jeopardizing that launch.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through July 27th, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements other than the continued issuance of funds advanced through our line of credit, the current balance as of July 27, 2017 being $15,955.53. A second line of credit between Julie Medlen and GarageSkins, Inc. was executed June 1, 2017 in the amount of $15,000.00 to continue this line of credit arrangement. Furthermore the outstanding payroll liability balances shown at year-end 2016 have been paid in full and there exist no outstanding liabilities as of July 27, 2017 other than those Convertible Notes and Lines of Credit detailed.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GarageSkins is pending **StartEngine Approval.**



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Investors

$0.00

Raised of $10K - $100K goal

GarageSkins

Real Wood Garage Doors - 1/8 the cost!

Small OPO · ALBANY, OR · Consumer Products
Accepting International Investment

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GarageSkins - Welcome Home!

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Invest in GarageSkins

"You are going to change the garage door industry!" *- Dan Hughes, QVC's Home Improvement Host*

Dan's right. ***GarageSkins*** real wood garage door overlays are a simple, elegant solution to a long-standing problem: How to make a plain metal garage door **look amazing** without breaking the bank. With our easy installation and long-lasting materials and finishes, ***GarageSkins*** overlays will make purchasing a high-end real wood door obsolete.. and give millions of homeowners throughout America an **easy and affordable way to dramatically improve their existing home.**

"We love it!" *- John and Akos, My Cool Inventions*

So do we, guys. And so do over **2000 other families** that have sign[ed up] to be the first on their block to show off their new ***GarageSkins*** systems. Let the other guy buy his Mercedes.. your ***GarageSkins*** system will **continue to beautify your home** and be the talk of the neighborhood for years to come!

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IT REALLY IS THIS EASY!

Come to Louisiana and put one on my home! - *Michael King, On The House syndicated home improvement radio show*

Will do, Michael.. with the help and support of the millions of homeowners that now have the **opportunity to invest** in this product, we'll soon be selling thousands of systems across America.

How can I get in? - *Kim Neufeld, Colorado Springs, CO*

Through the newly released SEC Title III rules, **now *anyone can invest!*** We have accomplished all the legal tasks necessary and have lots of information for you to review. And we're always **just an email aw** should you have any questions.

Read about our amazing *GarageSkins* overlays!! Then decide if you want to help launch this disruptive product, or **slap your head** in frustration when your neighbors installs their new ***GarageSkins*** real wood garage door overlay system!

Investment

Selling up to $100,000 in Convertible Notes

Notes will carry the following provisions:

- $4,000,000 valuation cap
- 7% annual interest rate
- 1x liquidation preference
- Maturity Date: October 31, 2019

Perks

We will reserve the first 10 ***GarageSkins*** systems for the first 10 inve that come in at the $1,000 or higher level. This will include a $200 discount ($100 for a 1-car system) to thank you for being one of the first to see the vision and take the chance on us!

Mission Statement:

GarageSkins, Inc. will manufacture and sell only the highest quality home improvement goods in a safe, clean atmosphere that encourages diversity, accountability, equality and open communication while ensuring strong profitability. We will provide the highest service standards in our every interaction with end customers, suppliers, retail partners and fellow team members.

WATCH THE AMAZING TRANSFORMATION!



What Are GarageSkins Overlays?

A simple, ingenious solution to beautify your home.

According to Houzz.com, we spend billions of $$ every year making the exterior of our homes warm and inviting, adding stunning landscaping, patio furniture, even outdoor kitchens. But every day we walk right by the largest and a lot of the times most unattractive part of our home... **that big, boring metal garage door.**

But there's an answer. Simply **snap on our real wood *GarageSkins* garage door overlays** to turn that boring garage door into a work of art that will be the talk of the neighborhood! Our GarageSkins overlays exactly reproduce what a real wood garage door looks like. Once installed, neither you nor your neighbor will be able to tell that you haven't installed a real wood $10,000 door! Our panels are lightweight enough to ensure that your garage door springs and opener will handle the extra weight, and simple enough to install that almost anyone can do it. And at **$1199 for a 2-car garage system,** it's an **affordable enhancement to your beautiful home.**

In just under an hour you can completely and dramatically enhance the curb appeal of your home. Simply snap the panels onto your garage door in the order they are packed and watch the creation come to life! **Watch the video above** to see Amanda install a ***GarageSkins*** system for the first time ever. It's easy and intuitive.. and you will enjoy the beauty of your new ***GarageSkins*** system for years to come.

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Designed to Enhance Almost Any Home


Brittany
Rustic
Paddock
Hearth
Saxony
Cochere
Coach
Normandy

GarageSkins® *real wood garage door overlays will come in a variety of patterns and sizes that will accentuate any home's architecture.*

Our Secret Sauce



Real wood veneers make all the difference. You can touch our ***GarageSkins*** overlays, run your hand over them, and you'd swear it was solid, dimensional wood. Why? Because it is real wood. Even though it is only a fraction of a millimeter thick, it still looks and feels like a solid piece of lumber.



We vat-dye our veneer to mimic a variety of species. Dyeing ensures that the color penetrates all the way through the veneer so that if there is a scratch or slight bump down the road, the color will be stable throughout. It also allows us to mimic any wood color and species we choose!



Neodymium magnets (also called "rare-e provide an amazing amount of force holding your ***GarageSkins*** overlays solidly onto your metal garage door. They are even strong enough to reach through aluminum cladding and attach to the steel stretchers underneath. The result? Easy installation and permanent, dynamic adhesion.

Can You Tell the Difference?


3360

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We Know Where We're Headed



OUR PROGRESS

- **US Utility patent issued** protecting our real wood garage overlays systems
- **Expanded utility patent issued** protecting the non-wood, paintable versions
- **Over 2000 eager customers** waiting for our launch (that's **well over $2M in initial revenue** at full conversion!)
- **Contact from several home improvement television shows** wanting to do a product feature once we are launched
- **Manufacturing site identified** with below market rates and adequacy for first 2 years of operations
- **GREAT TEAM committed and ready to spring into action** once we have our funding secured

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PROUDLY MANUFACTURED
IN CENTRAL OREGON

Our targeted production facility in Redmond, Oregon takes advantage of a ready labor market along with great support from the business community there. As a favorite part of Oregon for local adventurers, Central Oregon is ideal for attracting top talent as we grow into a national entity. And yes, that's a real alpaca farm there!


ENTRANCE

Our planned facilities are more than adequate to meet our production and corporate needs for the first two years of operations. With 18,000 sq ft of production space and 7,000 sq ft of office/warehouse space we'll have what we need to launch our amazing product. As we scale to the national markets, we'll reach out to partner manufacturers that have capacity and proven quality to provide regional supply and fulfill orders immediately.

We're Different from Our Competitors

The garage door. Almost everyone's got one, most ignore it.. it's just there. Over the years there have been some attempts in the marketplace to provide solutions to enhancing this boring large chunk of metal that stands so prominently on the front of millions of American homes.



Real Wood Garage Door

$8500 and up installed

Beautiful. And expensive! And what they don't tell you is that in a couple of years the end grain will have mold and mildew beginning to intrude, leaving that black fungus look around the edges. Plus the finish will soon wear off and need to be refreshed. However this is the only current option if you want a real-wood look.



Faux Painting

$800 - $1200 / door

You get what you see. A painted door. There are a few artists that can really make a metal door look great, but most can't. It is, however, a better look than just boring paint. Expensive, though..



Screw-on Vinyl Windows

$200 / 2-car garage door

At least it's something, right? And they are paintable so that you can match the trim of your home. But you have to drill screws into your metal garage door. Not great. And the acrylic "windows" scratch easily and lose their shine over time.



Screw-on Faux Hardware

$50 at The Home Depot

A quick, screw-on dress-up that's better than nothing!

So if you want your garage door to look like the $10,000 door, but don't want the maintenance or cost, let alone contributing your old garage door to the waste stream for no good reason, then a ***GarageSkins*** real wood garage door overlay system is your best choice. Nothing else looks like real wood, because nothing is. Period.

Why Invest in GarageSkins?



- **We believe there is no other system like it.**
- **Patent protection will keep it that way.**
- **Real wood veneer, not cheap-looking plastic.**
- **Compatible with over 16,000,000 steel overhead doors****
- **So lightweight anyone can install it themselves**
- **No alteration needed to your garage door's hardware or opener**
- **Over 2000 ready buyers waiting at $1199 per 2-car system, all with zero dollars spent in marketing outreach**
- **Marketing partners lining up**
- **Manufacturing expertise on board**
- **Future products will expand our company by a factor of 10**
- **A strong team assembled that is wholly committed to success**
- **Average age of our successful leadership team is 50 - We know what it takes because we've been there and done that.**

***OMEP STUDY OF GARAGE DOOR MARKETPLACE FEB 2014*

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Home Improvement Sector Exploding

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Rapidly rising home prices and a generally good economy has meant that **people want to surround themselves with better things.** Having a beautiful home has become a new sign of affluence. And with our chaotic lives, we are paying more and more attention to ensuring that our homes are place of peace and pride. It's this drive to improve our surroundings that has caused the **home improvement sector to top $326 BILLION in retail sales** in 2016 and is projected to top $408 BILLION by 2019.*

GarageSkins, Inc. will create a brand new sector in this massive marketplace with the introduction of our ***GarageSkins*** real wood garage door overlay systems. We will reach out to **homeowners, builders and remodelers, Realtors and stagers** through a multi-pronged effort. Direct mail, social media interaction, targeted SEO, and partnership with online retailers will expose homeowners and potential referral partners to this brand new concept. Once they see how easy it is to instantly and dramatically **improve their home with a *GarageSkins*** system, it will only be a matter of time until they convert to buyers and become great advocates of our product.

**Source - Statista.com*

A Growing Marketplace

We wanted to know just how large the market is for our ***GarageSkins*** real wood garage door overlay systems, so we commissioned the Oregon Manufacturers Extension Partnership to perform a survey to determine how many steel overhead garage doors there are in the US.

Here's what they found:

- ***97,000,000*** *single family homes in America and thousands more built every day*
- ***61,000,000*** *have garage doors*
- ***31,000,000*** *of those garage doors are steel overhead sectional doors*
- ***Our GarageSkins garage door overlays are compatible with over 16,000,000 of these*****

***OMEP STUDY OF GARAGE DOOR MARKETPLACE FEB 2014*



THE GEOGRAPHICAL DISTRIBUTION OF OUR WAITING LIST EXACTLY MIRRORS THE US POPULATION DENSITY.. MEANING OUR GARAGESKINS OVERLAY SYSTEMS WILL HAVE UNIVERSAL APPEAL ACROSS THE NATION

COMPARE OUR WAITING LIST TO THE POPULATION DENSITY OF THE US



Performance and Projections


5 YEAR PROJECTIONS
SALES
$524,000
$4,666,000
$12,539,000
$13,977,000
$15,421,000
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
CASH BALANCE
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Month

CLICK HERE TO SEE OUR FULL PROFORMA


31 million
Steel overhead garage doors in the US and thousands more added daily
GarageSkins real wood overlay systems are compatible with over
16 million
of them
at
$1199
retail price per system the total possible market is over
$19B
We'd love to see a GarageSkins system on every home in America
however our projections show a lifetime market penetration of just
4%
but that
4%
means a lifetime projected revenue of
$767M

-Oregon Manufacturing Extension Partnership study Feb 2015

AND THAT'S WITH JUST ONE PRODUCT LINE!


OUR FUTURE
Our future includes launching a line of front door skins to match our GarageSkins, along with licensing sports teams (NCAA, professional) for a line of sports logo overlays. We are even contemplating a line of GarageSkins that have LED's embedded that are programmable for the holidays.
The future is bright… WE WOULD LOVE TO HAVE YOU ON THE TEAM!

Let's be clear - when you choose to partner with GarageSkins, Inc., you aren't pre-purchasing a product. You are buying a piece of GarageSkins, Inc. and will be a willing participant in our success. Or failure. But know that our team is wholly committed to nurturing your investment and turning your "seed" into a national company.. one in which you will be proud to tell your friends and family that you saw the early vision and took the risk.

Convertible Notes

We have decided to use Convertible Notes for our first round of investments. A Convertible Note is an instrument that basically says that once a ce event happens, you will be issued common stock in GarageSkins, Inc. at a certain value. We have decided (and it will be in your Convertible Note) th once we have accrued $500,000 in Notes or equity sold, you will be issued common stock in the amount of your original investment plus all interest accrued.

Why not just issue the stock upfront?

We want to prove to not only the investment world but to everyone that our GarageSkins real wood garage door overlays will have universal appeal across America. Delaying issuing stock allows us to show that traction before setting a company value.

Is $100,000 enough?

While it will take roughly $750,000 in investment capital to launch our amazing GarageSkins real wood garage door overlays, raising $100,000 from real-world people that will be potential purchasers of our GarageSkins systems will resonate deeply with the investment community. We'd love to raise all $750,000 from individuals that will eventually have a GarageSkins systems on their home but we anticipate that once we reach the $100,000 level of investment, larger investment entities will provide the rest of our start-up funding.

How Do I See a Return?

There are 3 ways you will see a return.

1. We sell the company. It's anticipated that once GarageSkins, Inc. has grown into a national presence that we will be approached by a larger entity in the space that sees us as a great fit for their business model. If it makes sense for GarageSkins, Inc. and our product line, we may elect to negotiate a sale of the company. If that happens you will receive payment in the amount that is determined by taking your number of shares and multiplying by whatever the price per share that is negotiated. You don't have to track anything, you will be notified if this happens.
2. We "go public." If we ever choose to list shares for sale on one of the many stock exchanges via an initial public offering (ipo) you will then have the opportunity to sell your shares on that exchange at whatever the price per share is at that time. Going public is not our target, however it is definitely a possibility once we have reached a significant size in sales.
3. You sell your shares back to GarageSkins, Inc. We may from time to time reach out to our shareholders and offer to repurchase your shares. This of course will be at a good multiple of what you initially invested. You will never have to sell your shares.. you can just hold them and watch your portfolio grow as the company grows.

Once GarageSkins, Inc. reaches a point in our business cycle where we have accumulated significant cash reserves, we will from time to time consi issuing cash dividends. This will be at the sole discretion of the Board of Directors. Should this happen you will receive a payment that reflects your percentage ownership in GarageSkins, Inc. This will not affect your ownership of your shares. However it is anticipated that for the first several years any cash accumulated will be re-invested in GarageSkins, Inc. to grow our market share and develop new products.

Thank you for considering partnering with GarageSkins, Inc.

Convertible Notes are complicated legal documents. Please make sure you understand the terms, risks, and exactly what you are signing before jumping in. We are excited that you want to be an important part of our team and that you have chosen to take the chance on us! Please know that we have committed our lives to making GarageSkins, Inc. an incredible, meaningful, profitable company that will continue to grow and thrive for years to come.

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2011



Founder Rick Medlen wanted a real wood garage door

but he didn't want to spend the $8500 it would take to purchase one

JANUARY 2012



The idea of veneers over lightweight substrates hit.

Rick begins exploring this unique idea as a business concept

JUNE 2013



June 2013 filed Regular Patent Application

and now we wait for the USPTO to open the file

FEBRUARY 2015



First outside investment

Accepted our first outside investment

APRIL 2015



Our US utility patent issues!

our overlay systems are now protected from infringement for 20 years.

MAY 2015



National Hardware Show in Las Vegas

15,000 attendees gave rave reviews and we attracted the interest of several large retailers

OCTOBER 2016



Our 2nd utility patent is issued

our product line has increased tenfold from it's original

NOVEMBER 2016



Veneer stabilization solved

We now know that your GarageSkins systems will look amazing for years to come!

FEBRUARY 2017



First functional prototypes finished

The magnets are strong enough, the veneer incredibly stable, and they will last for years to come!

August, 2017



StartEngine campaign begins!

Working to secure start-up capital

April 2018



Production up and running and sales begin!

(ANTICIPATED)

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In the Press

Charles Hudson

DIGITAL TRENDS



PORTLAND BUSINESS JOURNAL

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Meet the Founder





Rick Medlen

Founder/CEO

Growing up in Colorado with small town roots, Rick has successfully been part of several small companies that he's helped grow into national presences. With his recent experience with CU Direct Corporation he led the way in introducing their product to the entire state of Oregon. This introduction and following growth led to topline sales of over $380M in 2012. | Rick has found his passion by working with Habitat for Humanity. Whether on a job site in Oregon or SE Asia, testifying in front of the state legislature, or in his current role as incoming President of the Board of Directors for Habitat for Humanity Oregon, Rick works tirelessly to give the underserved portion of our society a helping hand up in securing not only their future, but the future of generations to come. | Rick is uniquely poised to lead GarageSkins, Inc. through the launch phase and into a national presence. He's surrounded himself with a great team, experienced advisors, and partners that ensure that GarageSkins, Inc. will thrive in the marketplace. | Feb 2013 - Dec 2014: President/Managing Member GarageSkins LLC | Dec 2014 - Present CEO GarageSkins, Inc. | As GarageSkins, Inc. is pre-revenue, all our capital has been directed towards research and development, hence Rick supplemented his family's income during this time with the following positions: Nov 2014 - Nov 2015 - FedEx driver part time | Nov 2015 - May 2017 - Lowe's Home Improvement Distribution Center |

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And the Rest of the Team



undisclosed under NDA

CFO-designate

Our future CFO, pending certain initial GarageSkins benchmarks, is currently serving as Corporate Controller for a $500M company. In this 8-year role he has oversight and responsibility for 22 retail locations and 11,000 SKU's. While he can make numbers dance, he's much happier casting a line into the Deschutes River hoping for a great rainbow trout. In a previous role he was responsible for discovering internal fraud which led to a 3-year prison sentence for a Vice President. He is committed to joining GarageSkins, Inc. as full-time CFO once our size and activity warrant it, but until that time he will act as contract CFO and ensure your investment is used wisely to grow GarageSkins, Inc.



undisclosed under NDA

Vice President Marketing

Our future Vice President of Marketing, pending certain initial GarageSkins benchmarks, has 24 years experience under her belt, the last 10 being in her current role as National Sales Director for a home improvement company. She leads a team of 480 professional sales people who actively solicit and close business for her $100M company. Her "never quit, never surrender" attitude will ensure that our GarageSkins overlay systems will become a household word, and her deep, C-level connections in the big-box retail world will make our transition into national retail partnerships smooth and seamless. Once our start-up funding is secured she is committed to joining our initial Senior Management team and is excited to be an integral part of shaping GarageSkins, Inc.'s future.



undisclosed under NDA

Director of Manufacturing

Our future Director of Manufacturing, pending certain initial GarageSkins benchmarks, comes with a wealth of industry experience, including running huge jobsite crews, responsibility for financial and timeline execution on large commercial construction jobs, supply chain management, and delivering jobs on time and on budget. His unique skills will be greatly utilized to lead our production team both during our start-up phase and into the future. His biggest claim to fame, however, is successfully raising 7 boys into adulthood and has enjoyed guiding all of them into mature, hardworking strong adults . It's his people leadership skills that will greatly enhance the GarageSkins products and ensure that they will be manufactured to the highest level of quality. He is committed to leading our manufacturing once we have secured our start-up funding.

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Offering Summary

GarageSkins, Inc. will issue of $100,000.00 in Convertible Notes. These notes will carry a 7% interest rate and have a valuation cap at $4,000,000.00 with a 2-year maturity date from date of issue. They will carry a 1x liquidation preference.

Company	GarageSkins, Inc.
Corporate Address	2191 Meadow Place SE, Albany, OR 97322
Description of Business	Manufacture and sell the patented GarageSkins real wood garage door overlay systems
Type of Security Offered	Convertible Debt
Minimum Investment Amount (per investor)	250.00

Convertible Note | Minimum $250 Investment

Note converts when the company raises $500,000.00, including any previously raised convertible notes and debts.

Maturity Date: October 31, 2019

$4M valuation cap

7% yearly interest rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in GarageSkins, Inc. The number of shares you will receive in the future will be determined at that time when the Company sets the valuation by taking your money invested plus 7% annual interest (calculated from the date of your Convertible Note's issue to the date of that Note's conversion) and dividing that amount by the price per share set upon Company valuation. The highest conversion price per share is set based on a $4M company valuation cap as detailed in your Convertible Note. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

The Company will reserve the first ten GarageSkins systems for the first ten investors that have purchased at least $1,000.00 in Convertible Notes. This reservation will [illegible] include a $200.00 discount on a 2-car GarageSkins system or $100.00 on a 1-car GarageSkins system. Should an investor not wish to take advantage of this perk he or she may transfer that reserved spot and discount to anyone he or she chooses. They would simply notify GarageSkins, Inc. of the receptor of that assignment

Maximum one hundred thousand dollars of convertible promissory notes ($100,000.00)

Minimum ten thousand dollars of convertible promissory notes ($10,000.00)

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Have a boring metal garage door? Transform it in less than an hour!

Our system ships right to your door. Simply wash or metal door then snap-on are real wood magnetic GarageSkins. Just attach the panels in the order they are packed, tuck the edges under your existing weatherstripping. Real hardwood veneers bonded to lightweight materials means no changes needed to your existing garage door.

Our GarageSkins systems are a great way to make your house the envy of the neighborhood! Customize with our optional gate hardware.

Works with any garage door where a refrigerator magnet will stick. Complete garage door transformation for a fraction of the cost of replacement! Engineered and tested to withstand all climate conditions. GarageSkins garage door overlay systems.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed (the "Oversubscription Offering"). Providing that subscriptions for Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% ,

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 7% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, In event of default the note will be repaid to investors

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: ____%%SUBSCRIBER_SIGNATURE%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%